Mail Stop 3561
							September 15, 2005


Ms. Zong Yun Zhou
Chief Financial Officer
Sorl Auto Parts, Inc.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhenjiang Province
People`s Republic of China

		RE:	Sorl Auto Parts, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
			Form 10-QSB for the Quarterly Period Ended March
31,
2005
			Form 10-QSB for the Quarterly Period Ended June 30,
2005
			File No. 001-10892

Dear Ms. Zhou:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation, page 14

Results of Operations, page 18

1. Sales for the year ended December 31, 2004 of approximately
$46.8
million are attributed to unit sales of 3,513,000 at an average selling price of $10.23 per unit. Your disclosure addresses approximately $35.9 million of the annual sales. Please revise your filing to provide a comprehensive discussion of the remaining
$10.9
million change in sales for the year. Ensure that all material components of sales are addressed. Similarly, your Form 10-QSB for the quarter ended March 31, 2005 appears to address only $2 million of the $5.4 million increase in sales. Please revise your filings accordingly.

2. In light of your disclosure on page 8 that increases in raw materials prices, especially steel, have had an adverse impact on gross margin and are expected to continue to do so, your discussion of cost of sales should also be revised to quantify, if practicable, the impact of raw materials prices on gross margins. We assume that disclosure of units of steel consumed and average market price of steel would be useful in achieving this objective. If you believe that other disclosures would be more meaningful to a reader, please advise.

3. You state that selling, general and administrative (SG&A) expenses increased as a percentage of sales from fiscal 2003 to fiscal 2004 primarily due to the economies of scale resulting from the increase in sales. Economies of scale would normally be expected to result in a decrease in SG&A expenses as a percentage of sales. Please revise.
Refer to Item 303 of Regulation S-B and SEC Release No. 33-8350.

Item 7.  Financial Statements

General

4. Please revise Note 1 to clearly describe your basis for presentation. Please tell us with reference to authoritative guidance why you feel your presentation is appropriate. Please ensure you address your presentation of the non-transferred business as discontinued operations and the separate presentation of successor and predecessor financial statements in both your revision and response. Please provide a diagram of your corporate structure as of
January 19, 2004 and December 31, 2004 so that we may better understand your financial reporting for 2003 and 2004. Please also revise subsequent Forms 10-QSB.

5. Please revise your financial statements throughout to refer to Sorl Auto Parts, Inc. and subsidiaries. The audit report should be similarly revised.

6. When predecessor financial statements are presented a related audit report should be included. Please revise to include the audit report covering the period as of and for the year ended December
31,
2003.

7. On January 19, 2004 $6,390,000 was paid by Fairford Holdings Limited (Fairford) for the Ruili Group Corporation China`s (Ruili) transferred business. You state that the consideration was based on a valuation by an independent valuation firm. Please tell how this transfer was recorded. Specifically, note if the transferred business was recorded at fair value or the carrying amount.
Please
also tell us how the transfer from Fairford to Ruili Group Ruian
Auto
Parts Co., Ltd. (Joint Venture) was recorded by Fairford. Transfers of assets from controlled or controlling related parties generally should not be recorded by the transferee at stepped-up values, rather the transfers should be recorded at the carrying amounts in the accounts of the transferring entity at the date of transfer.
Refer
to paragraph D12 of SFAS 141 and EITF 02-05.

Consolidated Balance Sheets, page F-2

8. Please revise the notes to your filing to explain what is included in the prepayments line item of the balance sheet. You should also revise your discussion of liquidity and financial condition to discuss any material prepayment transactions for each period presented.

Consolidated Statements of Changes in Stockholders` Equity, page
F-4

9. All periods presented should be adjusted for the one for fifteen reverse stock split in July 2004. The number of issued and outstanding shares presented on the face of your consolidated balance sheets should also be adjusted. Please revise. Please also revise subsequent Forms 10-QSB.

Consolidated Statements of Income, page F-5

10. For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of fiscal 2004 to the date of the reverse takeover should be the number of shares you issued to the shareholders of Fairford. For the period from the date of the reverse takeover to the end of fiscal 2004, the number of shares to be used in the calculation of the earnings per share should be your actual number of shares outstanding in that period. The earnings per share to be disclosed for the comparative periods should be computed by dividing the earnings of your predecessor by the number of shares you issued to Fairford in the reverse takeover transaction. Your assumptions used in the earnings per share calculation should be disclosed along with all other disclosures required by paragraph 40 of SFAS 128. All periods presented should be adjusted for the one for fifteen reverse stock split in July 2004.
Please revise.  Please also revise subsequent Forms 10-QSB.

Consolidated Statements of Cash Flows, page F-6

11. Please explain the line item "Minority Interest Distribution
Via
Discontinued Operations" and tell us why it is properly disclosed as a non-cash investing and financing activity.

12. Please revise to disclose your issuance of shares as a result of the May 2004 Share Exchange Agreement between you and Fairford as a supplemental disclosure of a non-cash investing and financing activity.

Notes to Consolidated Financial Statements, page F-7

Note 1. Organization/Summary of Significant Accounting Policies, page
F-7

Description of Business, page F-7

13. Please define what you mean when you refer to the "Company" throughout your filing. In this regard, it appears that your references to the "Company" in Note 1 refer to Sorl Auto Parts, Inc.
(Sorl) while similar references to the "Company" in Note 11 do not appear to refer to Sorl. Please revise your Form 10-KSB and subsequent Forms 10-QSB, as applicable, to be consistent throughout in your use of the term the "Company."

Revenue Recognition, page F-9

14. On page 8 you disclose that you rent storage space at certain OEM customer locations. Please tell us, and revise to disclose, how you account for inventory at customer sites. Revise your filing to explain when delivery is considered to occur for purposes of revenue recognition when the inventory sold is already at the customer location prior to the sale.

Note 2.  Related Party Transactions, page F-11

15. You had significant related party payables and related party purchases as of and for the year ended December 31, 2004. We noted in your Form 10-QSB for the quarterly period ended March 31, 2005 that you are purchasing finished products and packaging material from
Ruili. Please revise the Form 10-KSB to disclose the nature of the relationship and descriptions of the material transactions. Refer to
SFAS 57.  Please clarify in the Form 10-KSB and subsequent Forms
10-
QSB your relationship with Ruili to explain why you are purchasing finished products and packaging materials from Ruili. Based on your disclosures it appears that the business that was transferred to Fairford on January 19, 2004 included all operations and Ruili no longer would manufacture products or packaging.

Item 8A. Controls and Procedures, page 25

16. Please revise your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

Form 10-QSB for Quarterly Period Ended March 31, 2005

General

17. Please amend your Forms 10-QSB for the quarters ended March
31,
2005 and June 30, 2005 to file on Form 10-Q. Since your revenues exceeded $25 million for two consecutive fiscal years as of December
31, 2004, you are no longer eligible to file using the reduced disclosure format permitted by Regulation S-B. Ensure that your amended filings include all disclosures required by Regulation S-K and Regulation S-X.








Part I. Financial Information

Item 1. Financial Statements

General

18. Your predecessor, Fairford, acquired a 90% interest in the Joint
Venture on January 19, 2004.  However, your quarter ended March
31,
2004 financial statements reflect no minority interest. Please revise or advise.

Item 3. Controls and Procedures

19. Please revise to furnish the information required by Items 307 and 308(c) of Regulation S-B.

Part II. Other Information

Item 6. Exhibits

20. Please revise to file or incorporate by reference all exhibits required by Item 601 of Regulation S-B. In this regard we note that you do not file or incorporate by reference your Articles of Incorporation, Bylaws, or any material contracts.

Form 10-QSB for Quarterly Period Ended June 30, 2005

Part I. Financial Information

Item 2. Management`s Discussion and Analysis or Plan of Operation, page 12

Financial Condition, page 17

(1) Liquidity and Capital Resources, page 17

21. Please revise your disclosure to explain the significant increase in accounts receivable during the six month period ended June 30, 2005. Since your accounts receivable exceed the sales for the quarter ended June 30, 2005, it appears that your days sales outstanding (DSO) exceed 90 days. If you have changed your credit terms from the 45-60 day terms disclosed in your Form 10-KSB, please clarify. To the extent that the increase in accounts receivable results from an increase in DSO, please revise to disclose DSO as of
December 31, 2004 and June 30, 2005 and address any trends in DSO that may impact your liquidity. Explain your consideration of the need for an increase in the allowance for doubtful accounts in light of the increase in receivables.

Item 3. Controls and Procedures

22. Please revise your disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

23. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just
"significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-B.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, your questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

??

??

??

??

Ms. Zong Yun Zhou
Sorl Auto Parts, Inc.
September 15, 2005
Page 1